Exhibit 99.1

EXECUTION COPY

THE BANK OF NOVA SCOTIA

DEBT SECURITIES

UNDERWRITING AGREEMENT

January 5, 2012

January 5, 2012

To the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

The Bank of Nova Scotia, a Canadian bank chartered under the Bank Act (Canada) (the “Bank”), proposes to issue and sell to the underwriters named in Schedule II hereto (the “Underwriters”) US$1,000,000,000 aggregate principal amount of its 1.850% Senior Notes due 2015 (the “2015 Fixed Rate Notes”), US$1,250,000,000 aggregate principal amount of its 2.550% Senior Notes due 2017 (the “2017 Fixed Rate Notes” and together with the 2015 Fixed Rate Notes, the “Fixed Rate Notes”), and US$500,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2015 (the “Floating Rate Notes”, and together with the Fixed Rate Notes, the “Securities”), as set forth in Schedule I hereto, to be issued pursuant to the provisions of an indenture dated January 22, 2010 (the “Indenture”) between the Bank and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian Trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”). Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. shall act as representatives of the several Underwriters (the “Representatives”).

1. Representations and Warranties. The Bank represents and warrants to and agrees with each of the Underwriters that:

(a) The Bank meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multijurisdictional or local instruments and published policy statements applicable in the Province of Ontario, including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (the “Shelf Procedures”), for the distribution of the Securities in the Province of Ontario pursuant to a final short form shelf prospectus (collectively, the “Ontario Securities Laws”); a final short form base shelf prospectus in respect of up to US$16,000,000,000 aggregate initial offering amount of debt securities of the Bank (the “Shelf Securities”) has been filed with the Ontario Securities Commission (the “Reviewing Authority”) as the review jurisdiction under National Instrument 44-101 in respect of the offering of the Securities; a receipt has been obtained from the Reviewing Authority in respect of such final short form base shelf prospectus in the form heretofore delivered to the Representatives (together with all documents filed in connection therewith and all documents incorporated by reference therein); no other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the Reviewing Authority except for any documents heretofore delivered to the Representatives; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including the Securities) has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the Reviewing Authority (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority on or before the date of this Agreement for which a receipt has been obtained being hereinafter called the “Canadian Basic Prospectus”). The preliminary prospectus supplement relating to the offering of the Securities which excludes certain pricing information and other final terms of the Securities, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be filed with the Reviewing Authority in accordance with the Ontario Securities Laws and in accordance with Section 6(a) hereof, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Basic Prospectus,” “Canadian Preliminary Prospectus,” and “Canadian Prospectus” shall include the documents, if any, incorporated by reference therein.

(b) The Bank meets the general eligibility requirements for use of Form F-9 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Bank has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-9 (File No. 333-174823), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to the registration statement. The Bank has caused the U.S. Trustee to prepare and file with the Commission a Form T-1 Statement of Eligibility of the Trustee (the “Form T-1”) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); there are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the Reviewing Authority in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required and, in the case of those documents filed, delivered to the Representatives. The registration statement as amended as of the Effective Date (as defined below), including the prospectus constituting a part thereof, all exhibits thereto (but excluding the Form T-1) and the documents incorporated by reference therein at the time such registration statement became effective, is hereinafter called the “Registration Statement”; “Effective Date” means the effective date of the Registration Statement under the Securities Act for purposes of liability under Section 11 of the Securities Act of the Underwriters with respect to the offering of the Securities; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; the Basic Prospectus, as supplemented by the preliminary prospectus supplement specifically relating to the Securities, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter referred to as the “Preliminary Prospectus”. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the Preliminary Prospectus together with the final term sheet substantially in the form set forth in Schedule IV hereto and the other free writing prospectuses, if any, each identified in Schedule I hereto, and “Prospectus” means the final prospectus supplement relating to the offering of the Securities that discloses the public

2

offering price and other final terms of the Securities, together with the Basic Prospectus, filed with the Commission pursuant to General Instruction II.K of Form F-9 in accordance with Section 6(a) hereof. As used herein, the terms “Basic Prospectus,” “Preliminary Prospectus,” “Time of Sale Prospectus” and Prospectus shall include the documents, if any, incorporated by reference therein as of the relevant time.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Basic Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus, the Basic Prospectus, the Preliminary Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Bank pursuant to Ontario Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein. As used herein, “Basic Prospectuses” shall mean, collectively, the Canadian Basic Prospectus and the Basic Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the Prospectus.

(c) Each document filed or to be filed with the Reviewing Authority and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Reviewing Authority, conformed or will conform when so filed in all material respects to the requirements of Ontario Securities Laws as interpreted and applied by the Reviewing Authority, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Time of Sale Prospectus or the Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to any Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use therein as of the relevant time.

(d) The Canadian Basic Prospectus conforms, and the Canadian Prospectus, as amended or supplemented, if applicable, will conform, in all material respects with the applicable requirements of Ontario Securities Laws; the Canadian Preliminary Prospectus, as of its filing date, did not, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date (as defined in Section 4 hereof), will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not

3

misleading; and the Canadian Preliminary Prospectus, as of its filing date, constituted, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Securities and the Bank within the meaning of the Securities Act (Ontario); provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to any Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use therein.

(e) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before, or to the knowledge of the Bank, threatened by the Commission.

(f) (i) The Registration Statement, as of the Effective Date, did not contain, and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the Effective Date, the Preliminary Prospectus, as of the date of the preliminary prospectus supplement specifically relating to the Securities, and the Time of Sale Prospectus, as of the Time of Sale (which shall be defined to be 5:15 p.m. New York City time on the date hereof), complied, and the Prospectus, as of the date of the final prospectus supplement specifically relating to the Securities, and as amended or supplemented on or prior to the Closing Date (as defined in Section 4), if applicable, will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus, as of the Time of Sale, did not, and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Bank, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each “issuer free writing prospectus” and “road show”, each as defined in Rule 433(h) of the Securities Act, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus, as amended or supplemented, if applicable, as of the date of the final prospectus specifically relating to the Securities and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use therein or (B) that part of the Registration Statement that constitutes the Form T-1. As of the respective date of each and on the Closing Date, the Preliminary Prospectus conforms in all material respects to the Canadian Preliminary Prospectus, and the Prospectus, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, as amended or

4

supplemented, if applicable, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(g) The Bank is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Bank is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Bank complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to the Representatives before first use, the Bank has not used or referred to, and will not, without the prior consent of the Representatives (such consent not to be unreasonably withheld), use or refer to, any free writing prospectus.

(h) The Bank has been duly organized and is validly existing as a bank listed on Schedule I to the Bank Act (Canada) (the “Bank Act”), is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to the extent that the failure to so qualify would not have a material adverse effect on the condition, financial or otherwise, or the results of operations, business affairs or business prospects of the Bank and its subsidiaries, taken as a whole (a “Material Adverse Effect”), and has all requisite power and authority (corporate and other) to conduct its businesses and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, and to execute, deliver and perform its obligations under this Agreement and to issue, sell and deliver the Securities.

(i) The Bank (i) is a “reporting issuer” in the Province of Ontario and is not on the list of defaulting issuers maintained by the Ontario Securities Commission and (ii) is subject to the reporting obligations of the Exchange Act.

(j) Each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) (the “Significant Subsidiaries”) of the Bank has been duly incorporated and is validly existing under the laws of the relevant jurisdiction set forth opposite its name in Column 2 in Schedule III to this Agreement, and each Significant Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

5

(k) Each of the Bank and its Significant Subsidiaries has conducted and is conducting its business in compliance in all respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) from the relevant regulatory or governmental authority in all such jurisdictions in which the Bank or its Significant Subsidiaries conduct business, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such license, permit, approval, consent, certificate, registration or authorization would not have a Material Adverse Effect; and all such licenses, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect, except where the failure to be in good standing or in effect would not have a Material Adverse Effect, and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect.

(l) The execution and delivery by the Bank of this Agreement and the performance by the Bank of its obligations under this Agreement, the Indenture and the Securities will not result in a breach of or default under, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach or default under, and will not conflict with:

(i) any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank;

(ii) any license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Bank or any Significant Subsidiary or any agreement, indenture, lease, document or instrument to which the Bank or any Significant Subsidiary is a party or by which it is contractually bound at the Time of Delivery, except for breaches or violations which would not have a Material Adverse Effect; or

(iii) any statute, regulation or rule applicable to the Bank or any Significant Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or any Significant Subsidiary, except for breaches or violations which would not have a Material Adverse Effect.

(m) The Bank has not filed any confidential material change report with any of the applicable Canadian securities commissions or similar regulatory authorities, the Toronto Stock Exchange or any other self-regulatory authority which remains confidential.

(n) All of the issued shares of capital stock of each Significant Subsidiary are validly authorized, issued and outstanding, are fully paid and non-assessable and are owned directly or indirectly by the Bank, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.

(o) This Agreement has been duly authorized, executed and delivered by the Bank.

6

(p) On or before the Time of Delivery, all actions required to be taken by or on behalf of the Bank, including the passing of all requisite resolutions of its directors, will have occurred so as to validly authorize, issue and sell the Securities as contemplated by this Agreement, and duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement.

(q) No consent, approval, authorization or order of, or qualification with, any relevant regulatory or governmental authority having jurisdiction over the Bank or any of its subsidiaries or any of their properties (“Governmental Authorization”) is required in connection with the issuance and sale of the Securities or the consummation by the Bank of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the laws of the provinces and territories of Canada, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Securities by the Underwriters.

(r) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized by the Bank and, when executed and delivered by the Bank, and assuming the due authorization, execution and delivery thereof by the Trustees, will constitute a legal, valid and binding obligation of the Bank, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(s) The Securities have been duly authorized by the Bank and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will constitute valid and binding obligations of the Bank, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the Securities will be entitled to the benefits of the Indenture.

(t) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

(u) The consolidated financial statements of the Bank included or incorporated by reference in the Time of Sale Prospectus, the Prospectuses and the Registration Statement, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Bank and its subsidiaries at the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Bank

7

and its subsidiaries for the periods specified; and such consolidated financial statements, together with the related schedules and notes, have been prepared in conformity with Canadian generally accepted accounting principles, including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada), consistently applied throughout the periods involved, except as disclosed therein.

(v) There is no action, suit, proceeding, inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Bank, threatened against or affecting the Bank or any of its subsidiaries (i) other than proceedings described in all material respects in the Time of Sale Prospectus and proceedings that would not have a Material Adverse Effect or a material adverse effect on the power or ability of the Bank to perform its obligations under this Agreement, the Indenture or the Securities or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that is required to be described in the Registration Statement or the Prospectuses and is not so described.

(w) Except as disclosed in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Bank and any person that would give rise to a valid claim against the Bank or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereunder.

(x) Except as set forth in the Time of Sale Prospectus, neither the Bank nor any of the Bank’s subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any governmental authority which has had or reasonably would be expected to have a Material Adverse Effect.

(y) The Bank is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Prospectus and the Prospectuses, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(z) Neither the Bank nor any of its subsidiaries nor, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or of any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); and the Bank and its subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.

(aa) The operations of the Bank and its subsidiaries are conducted and, to the knowledge of the Bank, have been conducted in all material respects in compliance with the applicable anti-money laundering statutes of all jurisdictions to which the Bank or its subsidiaries are subject and the rules and regulations thereunder, including the Bank Secrecy

8

Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened.

(bb) None of the Bank, any of its subsidiaries or, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or any of its subsidiaries is an individual or entity (“Person”) that is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC-administered sanctions”), nor is located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions; and the Bank will not directly or indirectly use the proceeds of the offering of Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund activities of or business with any Person, or in any country or territory, that at the time of such funding or facilitation, is the subject of OFAC-administered sanctions, or in a manner that would otherwise cause any Person (including any Person involved in or facilitating the offering of the Securities, whether as underwriter, advisor, or otherwise) to violate any OFAC-administered sanctions.

2. Agreements to Sell and Purchase. The Bank hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Bank the respective principal amounts of Securities set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto.

3. Public Offering. The Bank is advised by the Representatives that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after this Agreement has been entered into as in the Representatives’ judgment is advisable. The Bank is further advised by the Representatives that the Securities are to be offered to the public upon the terms set forth in the Time of Sale Prospectus and the Prospectuses.

4. Payment and Delivery. Payment for the Securities shall be made to or upon the order of the Bank by wire transfer payable in funds immediately available to an account specified by the Bank on the Closing Date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be reasonably designated by the Representatives in writing. The time and date of such payment are hereinafter referred to as the “Time of Delivery” and such date, the “Closing Date.”

At the Time of Delivery, the Bank shall pay the Underwriters a fee (the “Underwriters’ Fee”) equal to 0.25% of the aggregate principal amount of the Underwriters’ 2015 Fixed Rate Notes, 0.35% of the aggregate principal amount of the Underwriters’ 2017 Fixed Rate Notes and 0.25% of the aggregate principal amount of the Underwriters’ Floating Rate Notes. The parties agree that the Underwriters shall set off the Underwriters’ Fee against a portion of the purchase price payable to the Bank in an amount equal to the Underwriters’ Fee and payment by the

9

Underwriters to the Bank in accordance with the above paragraph of the purchase price net of the Underwriters’ Fees shall be full satisfaction of the Underwriters’ obligation to pay the purchase price for the Securities and of the Bank’s obligation to pay the Underwriters’ Fee. Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct and agree to with the Bank.

5. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Bank in this Agreement are, at and as of the Time of Delivery, true and correct, the condition that the Bank shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a) (i) The Canadian Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures and (ii) the Prospectus shall have been filed with the Commission pursuant to General Instruction II.K. of Form F-9 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder and in accordance with Section 6(a) hereof; no order having the effect of ceasing or suspending the distribution of the Securities or stop order suspending the effectiveness of the Registration Statement or any part thereof or having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Bank, threatened by the Reviewing Authority or the Commission; and all requests for additional information on the part of the Reviewing Authority or the Commission shall have been complied with to the Representatives’ reasonable satisfaction.

(b) Subsequent to the execution and delivery of this Agreement and prior to the Time of Delivery:

(i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the debt securities of the Bank or any of its Significant Subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and

(ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus that, in the judgment of the Representatives, is material and adverse and that makes it, in the judgment of the Representatives, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus.

10

(c) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Bank, in their capacity as such officer only, to the effect set forth in Section 5(b)(i) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Closing Date and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(d) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Bank, in their capacity as such officer only, to the effect that, other than as set forth in the Canadian Prospectus, to his or her knowledge, there is no action, proceeding or investigation pending or threatened by or against the Bank or any of its Significant Subsidiaries, at law or in equity, before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions the validity of the issuance of the Securities or of any action taken or to be taken by the Bank pursuant to this Agreement or in connection with the issuance of the Securities.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(e) The Underwriters shall have received on the Closing Date an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, dated the Closing Date, in substantially the form attached hereto as Exhibit A-1. Osler, Hoskin & Harcourt LLP, as Canadian counsel for the Bank, may limit their opinion to matters arising under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Underwriters shall have received on the Closing Date an opinion of Osler, Hoskin & Harcourt LLP, United States counsel for the Bank, dated the Closing Date, in substantially the form attached hereto as Exhibit A-2. Osler, Hoskin & Harcourt LLP, as United States counsel for the Bank, may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

(g) The Underwriters shall have received on the Closing Date an opinion of Sullivan & Cromwell LLP, United States counsel for the Underwriters, dated the Closing Date, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Time of Sale Prospectus, the Prospectus as amended or supplemented, if applicable, and other related matters as the Representatives may reasonably require. Sullivan & Cromwell LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

The opinions of counsel for the Bank described in subsections (e) and (f) above shall be rendered to the Underwriters at the request of the Bank and shall so state therein.

11

(h) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from KPMG LLP, chartered accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as amended or supplemented, if applicable.

6. Covenants of the Bank. The Bank covenants with each Underwriter as follows:

(a) To prepare the Canadian Prospectus and the Prospectus in a form reasonably approved by the Representatives and (i) to file the Canadian Prospectus with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the second business day following the execution and delivery of this Agreement and (ii) to file the Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses prior to the Time of Delivery, to furnish to the Representatives a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Representatives shall have reasonably objected in a timely manner by written notice to the Bank; to file promptly all reports required to be filed by the Bank with the Reviewing Authority pursuant to Ontario Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, (A) of the time when any amendment to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed or receipted, when any supplement to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Preliminary Prospectus or the Prospectus has been filed, in each case, as applicable, with the Reviewing Authority or the Commission, (B) of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities or the effectiveness of the Registration Statement, (C) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for any such purpose, or (D) of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus or the Prospectuses or for additional information relating to the Securities; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.

(b) To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request; provided that in no event shall the Bank be obligated to qualify to do business in any jurisdiction where it is

12

not now so qualified, to file any general consent to service of process or to take any action that would subject it to general service of process or to taxation in any jurisdiction where it is not now so subject.

(c) To furnish to the Representatives, without charge, to each of the Underwriters, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act, as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated therein by reference and any supplements and amendments thereto as the Representatives may reasonably request.

(d) To furnish to the Representatives a copy of each proposed free writing prospectus to be used by, or referred to by the Bank and not to use or refer to any proposed free writing prospectus to which the Representatives reasonably object.

(e) Other than the filing with the Commission of the final term sheet substantially in the form set forth in Schedule IV hereto, not to knowingly take any action that would result in an Underwriter or the Bank being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(f) If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if it is necessary to amend or supplement the Time of Sale Prospectus or to file under Ontario Securities Laws or the Exchange Act any document incorporated by reference in the Time of Sale Prospectus in order to comply with Ontario Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives and, upon the request of the Representatives, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(g) If, during such period after the filing of the Prospectuses with the Reviewing Authority and the Commission, as applicable, the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses in order to make the statements therein, in the light of the circumstances when such Prospectus (or in lieu thereof the

13

notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement such Prospectuses or to file under Ontario Securities Laws or the Exchange Act any document incorporated by reference in such Prospectuses in order to comply with Ontario Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives, and, upon the request of the Representatives, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Representatives will furnish to the Bank) to which Securities may have been sold by the Representatives on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to such Prospectus so that the statements in such Prospectuses as so amended or supplemented will not, in the light of the circumstances when such Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) are delivered to a purchaser, be misleading or so that such Prospectus, as amended or supplemented, will comply with applicable law.

(h) To make generally available to the Bank’s security holders and to the Representatives as soon as practicable, but in any event not later than eighteen months after the effective date (as defined in Rule 158(c) under the Securities Act) of the Registration Statement, an earnings statement of the Bank and its subsidiaries (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder; provided that the Bank may make such earnings statements generally available by filing quarterly and annual reports with the Commission as may be required by the Exchange Act.

(i) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Bank’s counsel and the Bank’s accountants in connection with the filing of the Canadian Basic Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus and any amendment or supplement thereof with the Reviewing Authority, the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Bank and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or similar taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 6(b) hereof, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriters in

14

connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable and documented fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc., (v) any fees charged by the rating agencies for the rating of the Securities, (vi) the cost of the preparation, issuance and delivery of the Securities, (vii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities, (viii) the costs and expenses of the Bank relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Bank, and travel and lodging expenses of the representatives and officers of the Bank and any such consultants, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Bank hereunder for which provision is not otherwise made in this Section. It is understood, however, that, except as provided in this Section, Section 8 entitled “Indemnity and Contribution,” and the last paragraph of Section 10 below, the Underwriters will pay all of their own costs and expenses, including fees and disbursements of their counsel, transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make.

(j) During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of in the United States any debt securities of the Bank or warrants to purchase or otherwise acquire debt securities of the Bank substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper or Yankee certificates of deposit with a maturity of no more than 12 months issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Representatives).

(k) To prepare a final term sheet relating to the offering of the Securities, containing only information that describes the final terms of the Securities or the offering in a form consented to by the Representatives (such consent not to be unreasonably withheld), and to file such final term sheet within two days of the later of the date such final terms have been established for the offering of the Securities and the date of first use.

7. Covenants of the Underwriters. (a) Each Underwriter represents and warrants to, and agrees with, the Bank and each other Underwriter that it has not made, and will not make, any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the Act), without the prior consent of the Bank and the Representatives (such consent not to be unreasonably withheld), provided however, that prior to the preparation of the final term sheet substantially in the form set forth in Schedule IV hereto, the Underwriters are authorized to use a free writing prospectus that contains only information (i) describing the preliminary terms of the Securities or their offering or (ii) describing the final terms of the Securities which will not be inconsistent with the final term sheet substantially in the form set forth in Schedule IV hereto.

15

(b) Each Underwriter (i) represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or from Canada or to any resident of Canada without the consent of the Bank and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 7(b) in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Underwriter.

8. Indemnity and Contribution. (a) The Bank agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule V hereto, any Bank information that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use therein.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use in the Registration Statement or any amendment thereof, the Basic Prospectuses, any preliminary prospectus, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule V hereto, or any amendment or supplement thereto.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the

16

indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Representatives, in the case of parties indemnified pursuant to Section 8(a), and by the Bank, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) To the extent the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Bank on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or

17

liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Bank and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Securities as set forth in the Prospectus. The relative fault of the Bank on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.

(e) The Bank and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Bank contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Bank, its officers or directors or any person controlling the Bank and (iii) acceptance of and payment for any of the Securities.

9. Termination. The Underwriters may terminate this Agreement by notice given by the Representatives to the Bank, if after the execution and delivery of this Agreement and prior to the Time of Delivery (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of the Bank shall have been suspended on any exchange or in any

18

over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State, Canadian federal or Ontario provincial authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in the judgment of the Representatives, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

10. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule II bears to the aggregate principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Representatives may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Representatives and the Bank for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Bank. In any such case either the Representatives or the Bank shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, as amended or supplemented, if applicable, or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Bank to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Bank shall be unable to perform its obligations under this Agreement the Bank will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

19

11. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Bank and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Securities.

(b) The Bank acknowledges that in connection with the offering of the Securities: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Bank or any other person, (ii) the Underwriters owe the Bank only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Bank. The Bank waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

12. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

13. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

14. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

15. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to the Representatives at the address set forth in Schedule I hereto; and if to the Bank shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

16. Submission to Jurisdiction; Appointment of Agent for Service. (a) The Bank irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement, or the transactions contemplated hereby or thereby. The Bank irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Bank has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Bank irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

20

(b) The Bank hereby irrevocably appoints the Vice President, US Operations of The Bank of Nova Scotia, with offices at One Liberty Plaza, 25th Floor, New York, NY 10006, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Bank waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that such agent has agreed to act as the Bank’s agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

17. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Representatives could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

21

Very truly yours,

THE BANK OF NOVA SCOTIA

By:	/s/ Jeffrey Heath
	Name:	Jeffrey Heath
	Title:	Executive Vice President & Group Treasurer

Accepted as of the date hereof

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

    Incorporated

Scotia Capital (USA) Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Acting severally on behalf of themselves and the several

    Underwriters named in Schedule II hereto

By:	Barclays Capital Inc.

By:	/s/ Diane Rinnovatore
Name: Diane Rinnovatore
Title: Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Joseph A. Crowley
Name: Joseph A. Crowley
Title: Director

By:	Scotia Capital (USA) Inc.

By:	/s/ Paul McKeown
Name: Paul McKeown
Title: Managing Director

By:	Citigroup Global Markets Inc.

By:	/s/ Jack D. McSpadden, Jr.
Name: Jack D. McSpadden, Jr.
Title: Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Anguel Zaprianov
Name: Anguel Zaprianov
Title: Managing Director

By:	/s/ Paul Puleo
Name: Paul Puleo
Title: Managing Director

2

SCHEDULE I

Representatives:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Indenture:	Indenture, dated as of January 22, 2010, between the Bank and the Trustees

Trustees:	Computershare Trust Company, N.A. (U.S. Trustee) Computershare Trust Company of Canada (Canadian Trustee)

Registration Statement File No.:	333-174823

Time of Sale Prospectus:

Prospectus dated January 11, 2010, as amended by Amendment No. 1 dated June 29, 2011, relating to the Shelf Securities.

The preliminary prospectus supplement, dated January 5, 2012, relating to the Securities.

The free writing prospectus attached hereto as Schedule IV, to be filed by the Bank under Rule 433(d) of the Securities Act.

Securities to be Purchased:

US$1,000,000,000 1.850% Senior Notes due 2015 (the “2015 Fixed Rate Notes”)

US$1,250,000,000 2.550% Senior Notes due 2017 (the “2017 Fixed Rate Notes”)

US$500,000,000 Floating Rate Notes due 2015 (the “Floating Rate Notes”)

Aggregate Principal Amount:	2015 Fixed Rate Notes: US$1,000,000,000 2017 Fixed Rate Notes: US$1,250,000,000 Floating Rate Notes: US$500,000,000

Purchase Price:

2015 Fixed Rate Notes: 99.997% of the principal amount of the 2015 Fixed Rate Notes

2017 Fixed Rate Notes: 99.800% of the principal amount of the 2017 Fixed Rate Notes

Floating Rate Notes: 100% of the principal amount of the Floating Rate Notes

Maturity:	2015 Fixed Rate Notes: January 12, 2015 2017 Fixed Rate Notes: January 12, 2017 Floating Rate Notes: January 12, 2015

Interest Rate:

2015 Fixed Rate Notes: 1.850% per annum, accruing from January 12, 2012

2017 Fixed Rate Notes: 2.550% per annum, accruing from January 12, 2012

Floating Rate Notes: Three-month USD LIBOR as determined on the Interest Determination Date plus 1.04%

Interest Determination Date for the Floating Rate Notes:	The second London business day preceding the first day of the relevant interest period.

Interest Payment Dates:	2015 Fixed Rate Notes: January 12 and July 12 of each year, beginning on July 12, 2012

2017 Fixed Rate Notes: January 12 and July 12 of each year, beginning on July 12, 2012 Floating Rate Notes: January 12, April 12, July 12 and October 12 of each year, beginning on April 12, 2012

Day Count Convention:	2015 Fixed Rate Notes: 30/360; Unadjusted 2017 Fixed Rate Notes: 30/360; Unadjusted Floating Rate Notes: Actual/360; Modified Following, Adjusted

“Business Day” definition:	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York, New York or Toronto, Ontario

Closing Date and Time:	January 12, 2012 at 9:00 a.m.

Closing Location:	Osler, Hoskin & Harcourt LLP, 620 8th Avenue, 36th Floor, New York, New York 10018

Address for Notices to Underwriters:

c/o     Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

Facsimile: 646-834-8133

Attention: Syndicate Registration

and

Merrill Lynch, Pierce, Fenner &

Smith Incorporated

One Bryant Park

New York, New York 10036

and

Scotia Capital (USA) Inc.

165 Broadway – 25th Floor

One Liberty Plaza

New York, New York 10006

Facsimile: 212-225-6550

Attention: Debt Capital Markets

and

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

and

Deutsche Bank Securities Inc.

60 Wall St., 3rd Floor

New York, New York 10005

- with a copy to -

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Facsimile: (212) 558-3588

Attention: Robert E. Buckholz, Jr., Esq.

Address for Notices to the Bank:

The Bank of Nova Scotia

44 King Street West

Scotia Plaza, 64th Floor

Toronto, Ontario M5H 1H1

Facsimile: 416-945-4001

Attention: Ian Berry

- with a copy to -

Osler, Hoskin & Harcourt LLP

620 8th Avenue, 36th Floor

New York, New York 10018

Facsimile: 212-867-5802

Attention: Jason Comerford

SCHEDULE II

Underwriter	Principal Amount of 2015 Fixed Rate Notes to Be Purchased		Principal Amount of 2017 Fixed Rate Notes to Be Purchased		Principal Amount of Floating Rate Notes to Be Purchased

Barclays Capital Inc.	US$	200,000,000	US$	250,000,000	US$	100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		180,000,000		225,000,000		90,000,000

Scotia Capital (USA) Inc.		180,000,000		225,000,000		90,000,000

Citigroup Global Markets Inc.		130,000,000		162,500,000		65,000,000

Deutsche Bank Securities Inc.		110,000,000		137,500,000		55,000,000

Goldman, Sachs & Co.		35,000,000		43,750,000		17,500,000

Morgan Stanley & Co. LLC		35,000,000		43,750,000		17,500,000

UBS Securities LLC		35,000,000		43,750,000		17,500,000

J.P. Morgan Securities LLC		35,000,000		43,750,000		17,500,000

Standard Chartered Bank		30,000,000		37,500,000		15,000,000

Wells Fargo Securities, LLC		30,000,000		37,500,000		15,000,000

Total	US$	1,000,000,000	US$	1,250,000,000	US$	500,000,000

II-1

SCHEDULE III

SIGNIFICANT SUBSIDIARIES

Name of Significant Subsidiary	Jurisdiction of Incorporation of Significant Subsidiary	Percentage of Direct or Indirect Ownership of each Significant Subsidiary by the Bank

BNS Investments, Inc.	Toronto, Ontario	100%

Scotia Capital Inc.	Toronto, Ontario	100%

III-1

SCHEDULE IV

Issuer Free Writing Prospectus

Dated January 5, 2012

US$2,750,000,000

The Bank of Nova Scotia

US$1,000,000,000 1.850% SENIOR NOTES DUE 2015

US$1,250,000,000 2.550% SENIOR NOTES DUE 2017

US$500,000,000 FLOATING RATE NOTES DUE 2015

US$1,000,000,000 1.850% SENIOR NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	1.850% Senior Notes due 2015

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	January 12, 2015

Price to Public:	99.997% of the principal amount of the Securities

Underwriters’ Fee:	0.25%

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$997,470,000

Coupon (Interest Rate):	1.850%

Re-offer Yield:	1.851%

Spread to Benchmark Treasury:	T + 147 basis points

Benchmark Treasury:	0.250% due 12/15/2014

Benchmark Treasury Yield:	0.381%

Interest Payment Dates:	January 12 and July 12 of each year, beginning on July 12, 2012

Trade Date:	January 5, 2012

Settlement Date:	January 12, 2012 (T+5)

CUSIP / ISIN:	064159AL0 / US064159AL00

Underwriters:

Underwriter	Principal Amount of Senior Notes due 2015 to Be Purchased
Barclays Capital Inc.	US$	200,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		180,000,000
Scotia Capital (USA) Inc.		180,000,000
Citigroup Global Markets Inc.		130,000,000
Deutsche Bank Securities Inc.		110,000,000
Goldman, Sachs & Co.		35,000,000
Morgan Stanley & Co. LLC		35,000,000
UBS Securities LLC		35,000,000
J.P. Morgan Securities LLC		35,000,000
Standard Chartered Bank		30,000,000
Wells Fargo Securities, LLC		30,000,000

Total	US$	1,000,000,000

US$1,250,000,000 2.550% SENIOR NOTES DUE 2017

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.550% Senior Notes due 2017

Aggregate Principal Amount Offered:	US$1,250,000,000

Maturity Date:	January 12, 2017

Price to Public:	99.800% of the principal amount of the Securities

Underwriters’ Fee:	0.35%

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$1,243,125,000

Coupon (Interest Rate):	2.550%

Re-offer Yield:	2.593%

Spread to Benchmark Treasury:	T + 172 basis points

Benchmark Treasury:	0.875% due 12/31/2016

Benchmark Treasury Yield:	0.873%

Interest Payment Dates:	January 12 and July 12 of each year, beginning on July 12, 2012

Trade Date:	January 5, 2012

Settlement Date:	January 12, 2012 (T+5)

CUSIP / ISIN:	064159AM8 / US064159AM82

Underwriters:

Underwriter	Principal Amount of Senior Notes due 2017 to Be Purchased
Barclays Capital Inc.	US$	250,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		225,000,000
Scotia Capital (USA) Inc.		225,000,000
Citigroup Global Markets Inc.		162,500,000
Deutsche Bank Securities Inc.		137,500,000
Goldman, Sachs & Co.		43,750,000
Morgan Stanley & Co. LLC		43,750,000
UBS Securities LLC		43,750,000
J.P. Morgan Securities LLC		43,750,000
Standard Chartered Bank		37,500,000
Wells Fargo Securities, LLC		37,500,000

Total	US$	1,250,000,000

US$500,000,000 FLOATING RATE NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	Floating Rate Notes due 2015

Aggregate Principal Amount Offered:	US$500,000,000

Maturity Date:	January 12, 2015

Price to Public:	100% of the principal amount of the Securities

Underwriters’ Fee:	0.25%

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$498,750,000

Pricing Benchmark:	3-month LIBOR (Reuters LIBOR01)

Spread to Benchmark:	+ 104 basis points

Interest Payment Dates:	January 12, April 12, July 12 and October 12 of each year, beginning on April 12, 2012

Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period

Day Count Convention:	Actual/360; Modified Following, Adjusted

Trade Date:	January 5, 2012

Settlement Date:	January 12, 2012 (T+5)

CUSIP / ISIN:	064159AN6 / US064159AN65

Underwriters:

Underwriter	Principal Amount of Floating Rate Notes to Be Purchased
Barclays Capital Inc.	US$	100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		90,000,000
Scotia Capital (USA) Inc.		90,000,000
Citigroup Global Markets Inc.		65,000,000
Deutsche Bank Securities Inc.		55,000,000
Goldman, Sachs & Co.		17,500,000
Morgan Stanley & Co. LLC		17,500,000
UBS Securities LLC		17,500,000
J.P. Morgan Securities LLC		17,500,000
Standard Chartered Bank		15,000,000
Wells Fargo Securities, LLC		15,000,000

Total	US$	500,000,000

The following description will apply to the Floating Rate Notes due 2015:

Floating Rate Notes due 2015

The Floating Rate Notes due 2015 (the “Floating Rate Notes”) will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as we appoint a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the Interest Determination Date plus 1.04%. The Interest Determination Date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. We will make interest payments on the Floating Rate Notes quarterly in arrears on January 12, April 12, July 12 and October 12 of each year, beginning on April 12, 2012, to the person in whose name those Floating Rate Notes are registered at the close of business 15 calendar days prior to the interest payment date. Interest on the Floating Rate Notes will accrue from and including January 12, 2012, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “Interest Period”. The amount of accrued interest that we will pay for any Interest Period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from January 12, 2012, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM”.

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Additional Disclosure Regarding Underwriters:

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Bank has filed a registration statement (File No. 333-174823) (including a base shelf prospectus dated January 11, 2010 as amended by Amendment No. 1 dated June 29, 2011) and a preliminary prospectus supplement dated January 5, 2012 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Scotia Capital (USA) Inc. at 1-800-372-3930, Citigroup Global Markets Inc. at 1-877-858-5407, or Deutsche Bank Securities Inc. at 1-800-503-4611.

SCHEDULE V

[None]

V-1

EXHIBIT A-1

FORM OF OPINION OF OSLER, HOSKIN & HARCOURT LLP

(To be delivered pursuant to Section 5(e)

of the Underwriting Agreement)

1.	The Bank validly exists as a Schedule I bank under the Bank Act (Canada) (“Bank Act”).

2.	The Bank has the corporate power to execute, deliver and perform its obligations under this Agreement and the Indenture and to sell the Securities to be delivered at the Time of Delivery.

3.	The Bank is a “reporting issuer” in the Province of Ontario and is not on the list of defaulting issuers maintained by the Ontario Securities Commission.

4.	All necessary corporate action has been taken by the Bank to authorize the execution and delivery of this Agreement and the performance of its obligations thereunder and this Agreement has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank.

5.	All necessary corporate action has been taken by the Bank to authorize the creation, issuance, sale and delivery of the Securities to be delivered at the Time of Closing, and the Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly issued, executed and delivered by the Bank.

6.	All necessary corporate action has been taken by the Bank to authorize the execution and delivery of the Indenture and the performance of its obligations thereunder and the Indenture has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank. The Indenture will, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitute a legal, valid and binding obligation of the Bank enforceable in accordance with its terms.

7.	The execution and delivery of the Underwriting Agreement and the Indenture, the fulfillment of the terms of the Underwriting Agreement and the Indenture by the Bank, and the issuance, sale and delivery of the Securities do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under: (a) any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank; or (b) any law, statute, regulation or rule applicable to the Bank or its property or assets.

A-1-1

8.	The Indenture and the issuance of the Securities thereunder comply, to the extent applicable, with the provisions of the Bank Act. No registration, filing or recording of the Indenture under the laws of the Province of Ontario or the federal laws of Canada applicable therein is necessary or required for the issue of the Securities or the consummation of the transactions contemplated by this Agreement or the Indenture, except such as have been made. All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Ontario Securities Laws to permit the Securities to be issued, offered, sold and delivered pursuant to the U.S. Canadian Multi-Jurisdictional Disclosure System (“MJDS”); and no other consent, approval, authorization, license, order of, or filing, registration, or qualification by the Bank or any of its subsidiaries with, any governmental or regulatory body of Canada or the Province of Ontario under the federal laws of Canada or the laws of the Province of Ontario applicable thereon is necessary or required in connection with the due authorization, execution, delivery and performance by the Bank of this Agreement or the offering, issuance or sale of the Securities pursuant to MJDS, except such as have been obtained.

9.	All necessary corporate action has been taken by the Bank to authorize the execution and delivery of each of the Canadian Preliminary Prospectus and the Canadian Prospectus and the filing thereof with the Reviewing Authority.

10.	A receipt has been obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus. To our knowledge, (i) the Reviewing Authority has not revoked such receipt and (ii) no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority.

11.	The Canadian Prospectus (excluding the financial statements, other financial data included or incorporated therein or omitted therefrom, as to which such counsel need express no opinion) appears on its face, as of the date of the Canadian Prospectus, to have been appropriately responsive in all material respects to the form requirements of Ontario Securities Laws as interpreted by the Reviewing Authority and the requirements of Ontario Securities Laws for a public distribution in the United States only of securities pursuant to Companion Policy 71-101CP — To National Instrument 71-101 The Multijurisdictional Disclosure System. This opinion will be subject to the qualification that Osler will not be expressing any opinion as to whether the Canadian Prospectus constitutes full, true and plain disclosure.

12.	The Bank is eligible to file a short form prospectus with the Reviewing Authority and use the Shelf Procedures in respect of the Securities in the Province of Ontario.

13.	The Canadian Prospectus has been filed with the Reviewing Authority in the manner and within the time period required by the Shelf Procedures.

A-1-2

14.	The statements in the Registration Statement under Part II of the registration statement on Form F-9 under the heading “Indemnification”, insofar as such statements constitute statements of the laws of the Province of Ontario or the federal laws of Canada applicable therein or purport to summarize provisions of agreements or instruments, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

15.	The form of global certificate representing the Securities to be delivered at the Time of Delivery has been approved by the Bank and, to the extent applicable, complies with the provisions of the Bank Act.

16.	The statements in the Canadian Prospectus under the headings “Limitations on Enforcement of U.S. Laws Against the Bank, its Management and Others” and “Statutory Rights for Canadian Purchasers” insofar as such statements constitute statements of Canadian federal or Ontario law, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

17.	The statements as to matters of the federal laws of Canada under the heading “Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus are an accurate summary, in all material respects, of the principal Canadian federal income tax considerations generally applicable to a purchaser of the Securities pursuant to the Canadian Prospectus who is not resident in Canada, subject to the assumptions, limitations and qualifications set out therein.

18.	All payments by the Bank pursuant to the Underwriting Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada. No goods and services tax imposed under the federal laws of Canada or provincial taxes under the laws of the Province of Ontario will be payable by the Company or collectable by an Underwriter in respect of the payment of the commissions as contemplated by the Underwriting Agreement to an Underwriter that is not a resident of Canada, provided that any such commissions are in respect of services performed by the Underwriter wholly outside of Canada or the resale of Securities by an Underwriter to U.S. residents.

19.	No stamp duty, documentary taxes or similar taxes are payable by the Company under the federal laws of Canada or the laws of the Province of Ontario in connection with the creation, issuance, sale and delivery of the Securities to an Underwriter or the resale of Securities by an Underwriter to U.S. residents.

20.	The submission by the Bank to the non-exclusive jurisdiction of the New York Courts in each of Section 16 of the Underwriting Agreement and Section 1501 of the Indenture would be recognized and given effect by an Ontario Court as a valid submission to the New York Courts, provided that the provisions of the Underwriting Agreement and the Indenture, as applicable, dealing with service of process on the Bank are duly complied with.

A-1-3

21.	An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of a court of competent jurisdiction in New York (a “New York Court”) for a sum certain, obtained against the Bank with respect to a claim arising out of the Underwriting Agreement or the Indenture (a “New York Judgment”) without reconsideration of the merits provided that:

(a)	an action to enforce the New York Judgment must be commenced in an Ontario Court within any applicable limitation period;

(b)	an Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if such judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

(c)	an Ontario Court will render judgment only in Canadian dollars; and

(d)	an action in an Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or laws affecting the enforcement of creditors’ rights generally;

further, an Ontario Court will not give such judgment if:

(i)	the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)	the New York Judgment is for a claim which would be characterized as based on foreign revenue, expropriatory, or penal, or other public law under Ontario Law;

(iii)	the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in such statutes; or

(iv)	the New York Judgment has been satisfied or is void or voidable under New York Law.

22.	In any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the Underwriting Agreement and the Indenture, an Ontario Court would apply the laws of State of New York (“New York Law”), in accordance with the parties’ choice of New York Law in the Underwriting Agreement and the Indenture, to all issues which under the laws of the Province of Ontario and the federal laws applicable in the Province of Ontario (“Ontario Law”) are to be determined in accordance with the chosen law of the contract, provided that:

(a)	The parties’ choice of New York Law is bona fide and legal and is not contrary to public policy, as such term is interpreted under Ontario Law (“Public Policy”);

A-1-4

(b)	In any such proceeding, an Ontario Court:

(i)	will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony;

(ii)	will apply Ontario Law to matters which would be characterized as procedural under Ontario Law;

(iii)	will apply provisions of Ontario Law that have overriding effect;

(iv)	will not apply any New York Law if its application would be contrary to Public Policy;

(v)	will not apply any New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law; and

(vi)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed; and

(c)	an Ontario Court has discretion to decline to hear an action if: (i) it is contrary to Public Policy; (i) it is not the proper forum to hear such an action; or (iii) another action is properly pending before, or a decision has been rendered by, a foreign authority relating to the same cause of action.

A-1-5

EXHIBIT A-2

FORM OF OPINION OF OSLER, HOSKIN & HARCOURT LLP

(To be delivered pursuant to Section 5(f)

of the Underwriting Agreement)

1.	The Underwriting Agreement has been duly executed and delivered by the Bank, to the extent such execution and delivery are governed by the laws of the State of New York.

2.	The Indenture has been duly executed and delivered by the Bank, to the extent such execution and delivery are governed by the laws of the State of New York, and is the valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms.

3.	The Indenture has been duly qualified under the Trust Indenture Act.

4.	The Securities have been duly executed under New York law by the Bank and, when authenticated by the Trustees in accordance with the Indenture and delivered and paid for as provided in the Underwriting Agreement, will be the valid and binding obligations of the Bank, enforceable against the Bank in accordance with their terms and entitled to the benefits of the Indenture.

5.	No authorization, approval or other action by, and no notice to or filing with, any United States or New York governmental authority or regulatory body is required under Applicable Law (as defined below) for the execution and delivery by the Bank of its obligations under the Underwriting Agreement, the Indenture or the Securities, or the consummation of the transactions thereunder, except as have been obtained and are in full force and effect under the Securities Act and the Trust Indenture Act or as may be required (i) by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Securities by the Underwriters (as to which we express no opinion) and (ii) to be obtained from or made to the Financial Industry Regulatory Authority.

6.	The execution and delivery by the Bank of the Underwriting Agreement, the Indenture and the Securities does not, and the performance by the Bank of its obligations thereunder will not result in a violation of Applicable Law. “Applicable Law” means the federal law of the United States of America, and the law of the State of New York (including the rules or regulations promulgated thereunder or pursuant thereto, but not including any statutes, ordinances, administrative decisions, rules or regulations of any political subdivision of the State of New York), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Bank, the Underwriting Agreement, the Indenture or the Securities or the transactions governed by the Underwriting Agreement, the Indenture or the Securities.

A-2-1

7.	The statements in the Prospectuses under the caption “Details of the Offering”, “Description of the Debt Securities” and “Plan of Distribution,” in each case, insofar as such statements constitute summaries of documents referred to therein, fairly summarize in all material respects the documents referred to therein.

8.	The statements in the Prospectuses under the caption “Certain U.S. Federal Income Tax Considerations,” insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize in all material respects the legal matters referred to therein.

9.	The Bank is not, and after the issuance of the Securities and the use of proceeds therefrom as contemplated in the Prospectuses will not be, required to register as an “investment company” under the Investment Company Act.

10.	The submission by the Bank to the non-exclusive jurisdiction of the U.S. federal and New York State courts located in The City of New York pursuant each of the Underwriting Agreement and the Indenture is effective, and the appointment of the agent for service of process pursuant to Section 16 of the Underwriting Agreement and Section 1501 of the Indenture is binding on the Bank.

Such counsel shall also state, in a separate letter, words substantially to the following effect:

(a) each of the Registration Statement and the Prospectus (other than the financial statements and other financial data contained therein or omitted therefrom, and the U.S. Trustee’s Statement of Eligibility on Form T-1, as to which such counsel shall not be required to express an opinion), at the time it was filed with the Commission, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. With regard to this paragraph, such counsel may assume the compliance of the Prospectus, including the documents incorporated therein by reference, with the requirements of the securities laws, rules and regulations of the Qualifying Jurisdictions as interpreted and applied by the Ontario Securities Commission (the “Reviewing Authority”). In addition, such counsel may assume that there are no documents, reports or other information that in accordance with the requirements of the Reviewing Authority must be filed or made publicly available in connection with the offering of the Securities and that there were no publicly available documents filed with the Reviewing Authority or any other Canadian regulatory authority concurrently with the Prospectus other than the Underwriting Agreement and the Indenture; and

(b) no facts came to such counsel’s attention which caused them to believe that (i) the Registration Statement (other than the financial statements and other financial data contained therein or omitted therefrom, and the U.S. Trustee’s Statement of Eligibility on Form T-1, as to which such counsel has not been requested to comment), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the Preliminary Prospectus together with the final term sheet set forth in Schedule IV to the Underwriting Agreement (other than the financial statements and other financial data contained therein or

A-2-2

omitted therefrom, as to which such counsel has not been requested to comment), as of the Time of Sale, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) the Prospectus (other than the financial statements and other financial data contained therein or omitted therefrom, as to which such counsel has not been requested to comment), as of its date or the date of such letter, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In addition, in expressing the opinion and beliefs in the previous two paragraphs, such counsel does not assume any responsibility for (and does not express any opinion or belief with respect to) the adequacy or accuracy of the derivation or compilation from the Bank’s financial statements or financial records of any financial or statistical data included, or incorporated by reference, in the Registration Statement, the General Disclosure Package or the Prospectus.

A-2-3